US SEC

082-03827

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No. 1.910/ 262 /2007

2007 AUG -7 A 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

August 1, 2007

President
The Stock Exchange of Thail
62 Ratchadapisek Road, Klor
Bangkok 10110

07025752

SUPPL

Dear Sir,

Subject:	Reviewed Financial Statements, Management's Discussion and Analysis for the second quarter 2007
Reference:	Letter PTTEP No. 1.910/ 248 / 2007, dated July 27, 2007.
Attachment:	1. Reviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months and six months ended June 30, 2007 and 2006, including English translations, all of which have been reviewed by the Auditor
	2. Management's Discussion and Analysis for the second quarter 2007

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Reviewed Financial Statements of PTTEP and Subsidiaries for the period of three months and six months ended June 30, 2007 and 2006, and Management's Discussion and Analysis for the second quarter 2007 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the Reviewed Financial Statements, for the period of three months and six months ended June 30, 2007, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the second quarter 2007, dated July 27, 2007.

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

Yours sincerely,

Maroot Mrigadat
President

dw 8/7

(Reviewed Quarter-2 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

Reviewed
(In thousands)
Ending 30 June

The Consolidated Financial Statement

	Quarter 2		For 6 Months	
Year	2007	2006	2007	2006
Net profit (loss)	7,157,844	7,277,095	13,929,199	15,116,161
EPS (baht)	2.18	2.22	4.24	4.62

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2007	2006	2007	2006
Net profit (loss)	4,431,612	5,366,595	8,945,023	10,125,737
EPS (baht)	1.35	1.64	2.72	3.09

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________
(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

US SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 AUG -7 A 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 248 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 27, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the second quarter 2007

Attachment: 1. Unreviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months and six months ended June 30, 2007 and 2006, including English translations
2. Management's Discussion and Analysis for the second quarter 2007

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Unreviewed Financial Statements of PTTEP and Subsidiaries for the period of three months and six months ended June 30, 2007 and 2006, and Management's Discussion and Analysis for the second quarter 2007 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the second quarter 2007, the Company and its subsidiaries' total revenues were Baht 22,961 million, a decrease of Baht 727 million or 3% when compared with Baht 23,688 million in the second quarter 2006. Total expenses were Baht 10,063 million, a decrease of Baht 471 million or 4% when compared with Baht 10,534 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 7,158 million or earnings per share of Baht 2.18 compared with net income of Baht 7,277 million or earnings per share of Baht 2.22 in the first quarter 2006.

For the six-month period of 2007, the Company and its subsidiaries' total revenues were Baht 44,231 million, while total expenses were Baht 18,964 million. The net income were Baht 13,929 million or earnings per share of Baht 4.24, comparing with the net income of Baht 15,116 million or earnings per share of Baht 4.62 in the six-month period of 2006.

-2- / The Company and....

The Company and its subsidiaries' total consolidated assets, as of June 30, 2007 were Baht 173,604 million, total liabilities were Baht 76,387 million, and total shareholders' equities were Baht 97,217 million.

Yours sincerely,

Maroot Mrigadat
President

(Unreviewed Quarter-2 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

Unreviewed

(In thousands)

Ending 30 June

The Consolidated Financial Statement

	Quarter 2		For 6 Months	
Year	2007	2006	2007	2006
Net profit (loss)	7,157,844	7,277,095	13,929,199	15,116,161
EPS (baht)	2.18	2.22	4.24	4.62

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2007	2006	2007	2006
Net profit (loss)	4,431,612	5,366,595	8,945,023	10,125,737
EPS (baht)	1.35	1.64	2.72	3.09

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ______________________

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007

(UNAUDITED / UNREVIEWED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Unit : Baht

	Consolidated		The Company	
	June 30, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited)	June 30, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited) Restated
Assets				
Current Assets				
Cash and cash equivalents	24,237,746,654	18,520,906,222	12,644,454,282	7,152,100,391
Trade receivable-parent company	8,485,451,161	8,241,233,830	5,307,901,425	5,186,351,217
Trade receivables	1,701,104,679	1,545,794,719	26,967,756	58,691,883
Inventories	413,396,336	333,028,078	39,511,916	21,523,471
Materials and supplies-net	3,969,447,848	3,997,819,595	1,919,044,266	2,162,016,678
Other current assets				
Working capital from co-venturers	1,019,709,057	469,749,255	4,231,757	54,354,256
Other receivables	1,023,400,755	1,172,109,745	671,644,485	788,290,580
Accrued interest receivables	28,232,940	48,707,872	83,792,546	88,858,781
Other current assets	1,453,042,131	635,204,615	529,735,508	222,279,992
Total Current Assets	**42,331,531,561**	**34,964,553,931**	**21,227,283,941**	**15,734,467,249**
Non-current Assets				
Investments in subsidiaries, associates and jointly controlled entities	403,133,492	418,704,378	24,149,401,729	24,149,401,729
Long-term loans to related parties	240,000,000	-	16,379,780,797	12,998,269,720
Property, plant and equipment-net	129,690,601,934	121,503,558,029	63,454,529,131	60,666,673,737
Intangible assets	368,286,769	354,367,650	347,186,992	337,754,526
Deferred income taxes	99,953,286	-	-	-
Other non-current assets				
Prepaid expenses	357,104,603	475,624,631	79,762,198	168,795,679
Deferred of bonds issuing expenses	16,999,848	2,556,322	16,999,848	2,556,322
Other non-current assets	96,834,123	93,542,692	21,933,009	14,998,848
Total Non-current Assets	**131,272,914,055**	**122,848,353,702**	**104,449,593,704**	**98,338,450,561**
Total Assets	**173,604,445,616**	**157,812,907,633**	**125,676,877,645**	**114,072,917,810**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Unit : Baht

	Consolidated		The Company	
	June 30, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited)	June 30, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited) Restated
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payables	1,776,273,903	852,762,152	143,487,546	225,003,055
Current portion of long-term loan	6,700,518,487	7,002,591,596	6,700,518,487	7,002,591,596
Working capital to co-venturers	555,649,606	432,745,957	97,419,469	9,606,506
Accrued expenses	10,584,464,544	13,125,809,934	6,199,568,888	6,897,478,316
Accrued interest payables	264,029,046	186,218,096	264,029,046	189,919,618
Income tax payables	9,217,828,714	15,725,428,267	6,132,110,307	11,782,702,997
Other current liabilities	1,094,444,059	1,458,385,343	699,852,198	671,257,731
Total Current Liabilities	**30,193,208,359**	**38,783,941,345**	**20,236,985,941**	**26,778,559,819**
Non-current Liabilities				
Loans from related party	-	-	-	2,216,296,190
Bonds	18,500,000,000	2,203,819,951	18,500,000,000	2,203,819,951
Deferred income taxes	13,247,814,194	13,057,089,619	8,783,734,430	8,529,379,993
Other non-current liabilities				
Deferred income	3,631,144,689	4,031,491,512	-	-
Provision for decommissioning costs	10,250,318,002	10,712,387,696	6,500,948,491	6,794,024,576
Other non-current liabilities	565,090,489	499,728,017	558,144,813	487,905,667
Total Non-current Liabilities	**46,194,367,374**	**30,504,516,795**	**34,342,827,734**	**20,231,426,377**
Total Liabilities	**76,387,575,733**	**69,288,458,140**	**54,579,813,675**	**47,009,986,196**
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
3,286,508,700 ordinary shares of Baht 1 each	3,286,508,700	-	3,286,508,700	-
3,286,002,000 ordinary shares of Baht 1 each	-	3,286,002,000	-	3,286,002,000
Share premium	12,325,718,620	12,307,588,440	12,325,718,620	12,307,588,440
Currency translation differences	(2,121,265,639)	(1,795,376,996)	-	-
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	66,493,708,202	57,494,036,049	38,252,636,650	34,237,141,174
Total Shareholders' Equity	**97,216,869,883**	**88,524,449,493**	**71,097,063,970**	**67,062,931,614**
Total Liabilities and Shareholders' Equity	**173,604,445,616**	**157,812,907,633**	**125,676,877,645**	**114,072,917,810**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Reviewed)	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Unreviewed) Restated
Revenues				
Sales	21,671,786,420	22,543,643,019	11,462,573,975	11,996,348,020
Revenue from pipeline transportation	805,836,844	731,394,075	-	-
Other revenues				
Gain on foreign exchange	221,233,306	104,330,272	160,799,411	124,347,966
Interest income	225,690,114	275,529,484	271,617,997	206,723,997
Other revenues	36,220,841	33,356,825	11,742,386	91,286,585
Dividend received from related party	-	-	-	588,003,600
Total Revenues	**22,960,767,525**	**23,688,253,675**	**11,906,733,769**	**13,006,710,168**
Expenses				
Operating expenses	1,688,936,999	1,918,453,625	611,766,572	737,361,004
Exploration expenses	591,908,463	457,184,659	31,742,845	211,951,766
General administrative expenses	827,553,656	566,419,293	207,942,682	211,548,528
Petroleum royalties and remuneration	2,993,665,461	3,525,779,087	1,433,144,759	1,499,543,503
Other expenses				
Depreciation, depletion and amortization	3,944,780,764	4,062,816,028	1,628,804,207	1,470,765,111
Director's remuneration	2,969,720	2,787,500	2,969,720	2,787,500
Share of loss from investments accounted for under equity method	13,234,479	494,461	-	-
Total Expenses	**10,063,049,542**	**10,533,934,653**	**3,916,370,785**	**4,133,957,412**
Income before interest and income taxes	**12,897,717,983**	**13,154,319,022**	**7,990,362,984**	**8,872,752,756**
Interest expenses	219,734,197	314,662,217	256,139,789	182,834,608
Income taxes	5,520,139,703	5,562,561,317	3,302,611,365	3,323,323,048
Net income	**7,157,844,083**	**7,277,095,488**	**4,431,611,830**	**5,366,595,100**
Earnings per share				
Basic earnings per share	2.18	2.22	1.35	1.64
Diluted earnings per share	2.17	2.21	1.34	1.63

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Reviewed)	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Unreviewed) Restated
Revenues				
Sales	41,402,783,230	43,563,767,186	22,640,223,663	23,362,301,883
Revenue from pipeline transportation	1,632,318,290	1,305,136,166	-	-
Other revenues				
Gain on foreign exchange	677,249,141	848,026,574	535,854,470	574,923,209
Interest income	442,603,972	533,792,665	536,140,161	435,930,102
Other revenues	76,209,677	130,275,675	25,989,566	159,223,265
Dividend received from related party	-	-	-	588,003,600
Total Revenues	**44,231,164,310**	**46,380,998,266**	**23,738,207,860**	**25,120,382,059**
Expenses				
Operating expenses	3,157,836,940	3,357,637,872	1,228,466,775	1,457,639,458
Exploration expenses	938,525,845	991,885,484	51,665,731	349,531,948
General administrative expenses	1,639,102,316	1,431,342,440	611,317,788	656,313,393
Petroleum royalties and remuneration	5,673,734,911	6,722,811,325	2,830,027,959	2,920,095,866
Other expenses				
Depreciation, depletion and amortization	7,533,132,173	7,262,912,915	3,181,359,971	2,847,099,330
Director's remuneration	5,860,806	5,456,250	5,860,806	5,456,250
Share of loss from investments accounted for under equity method	15,570,885	1,217,062	-	-
Total Expenses	**18,963,763,876**	**19,773,263,348**	**7,908,699,030**	**8,236,136,245**
Income before interest and income taxes	**25,267,400,434**	**26,607,734,918**	**15,829,508,830**	**16,884,245,814**
Interest expenses	397,872,394	636,603,834	459,932,212	355,111,792
Income taxes	10,940,328,337	10,854,970,243	6,424,553,592	6,403,397,000
Net income	**13,929,199,703**	**15,116,160,841**	**8,945,023,026**	**10,125,737,022**
Earnings per share				
Basic earnings per share	4.24	4.62	2.72	3.09
Diluted earnings per share	4.23	4.60	2.71	3.08

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited / Reviewed							
Balance - as at December 31, 2005	**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,319,028**
Share capital issued and paid-up	449,000	12,980,800	-	-	-	-	13,429,800
Currency translation differences	-	-	(448,417,324)	-	-	-	(448,417,324)
Net income	-	-	-	-	-	15,116,160,841	15,116,160,841
Dividend paid	-	-	-	-	-	(5,239,914,400)	(5,239,914,400)
Balance - as at June 30, 2006	**3,275,109,500**	**11,931,309,800**	**(1,481,151,858)**	**332,200,000**	**16,900,000,000**	**50,181,110,503**	**81,138,577,945**
Unaudited / Unreviewed							
Balance - as at December 31, 2006	**3,286,002,000**	**12,307,588,440**	**(1,795,376,996)**	**332,200,000**	**16,900,000,000**	**57,494,036,049**	**88,524,449,493**
Share capital issued and paid-up	506,700	18,130,180	-	-	-	-	18,636,880
Currency translation differences	-	-	(325,888,643)	-	-	-	(325,888,643)
Net income	-	-	-	-	-	13,929,199,703	13,929,199,703
Dividend paid	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at June 30, 2007	**3,286,508,700**	**12,325,718,620**	**(2,121,265,639)**	**332,200,000**	**16,900,000,000**	**66,493,708,202**	**97,216,869,883**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited / Unreviewed							
Balance - as at December 31, 2005	3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Cumulative effect of accounting change	-	-	1,032,734,534	-	-	(15,830,086,603)	(14,797,352,069)
Balance after adjustment	3,274,660,500	11,918,329,000	-	332,200,000	16,900,000,000	24,474,777,459	56,899,966,959
Share capital issued and paid-up	449,000	12,980,800	-	-	-	-	13,429,800
Net income (Restated)	-	-	-	-	-	10,125,737,022	10,125,737,022
Dividend paid	-	-	-	-	-	(5,239,914,400)	(5,239,914,400)
Balance - as at June 30, 2006	3,275,109,500	11,931,309,800	-	332,200,000	16,900,000,000	29,360,600,081	61,799,219,381
Unaudited / Unreviewed							
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Cumulative effect of accounting change	-	-	1,795,376,996	-	-	(23,256,894,875)	(21,461,517,879)
Balance after adjustment	3,286,002,000	12,307,588,440	-	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up	506,700	18,130,180	-	-	-	-	18,636,880
Net income	-	-	-	-	-	8,945,023,026	8,945,023,026
Dividend paid	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at June 30, 2007	3,286,508,700	12,325,718,620	-	332,200,000	16,900,000,000	38,252,636,650	71,097,063,970

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Reviewed)	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Unreviewed) Restated
Cash flows from operating activities				
Net income	13,929,199,703	15,116,160,841	8,945,023,026	10,125,737,022
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of loss from investments accounted for under equity method	15,570,885	1,217,062	-	-
Amortization of up-front payment under Bongkot Gas Sale Agreement	89,033,481	74,283,714	89,033,481	74,283,714
Depreciation, depletion and amortization	7,530,892,387	7,258,125,154	3,179,120,185	2,845,182,088
Amortization of bonds issuing expenses	2,239,786	4,787,761	2,239,786	1,917,242
Amortization of prepaid expenses	29,486,546	27,490,116	-	-
Bond discount	-	554,425	-	-
Amortization of exploration costs	511,913,891	35,285,181	11,713,438	11,452,058
(Gain) loss on disposal of assets	(877,750)	-	11,997	-
Loss on disposal of materials	25,778,271	8,367	-	2,092
Deferred income taxes	156,474,461	191,386,524	254,354,436	103,301,232
Income recognized from deferred income	(386,060,952)	(364,063,203)	-	-
Dividend received from related party	-	-	-	(588,003,600)
Unrealized gain on foreign exchange	(863,033,816)	(1,507,010,822)	(464,151,820)	(592,088,335)
	21,040,616,893	**20,838,225,120**	**12,017,344,529**	**11,981,783,513**
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(179,811,813)	(205,211,868)	31,724,127	(54,337,537)
Increase in trade receivable-parent company	(248,976,358)	(2,074,165,772)	(121,550,208)	(1,777,997,332)
(Increase) decrease in inventories	(80,368,258)	36,027,091	(17,988,445)	1,129,020
(Increase) decrease in materials and supplies-net	1,103,122	(328,596,393)	242,972,412	(146,680,011)
(Increase) decrease in working capital from co-venturers	(585,295,854)	398,112,964	50,122,498	87,727,978
(Increase) decrease in other receivables	137,417,620	(474,517,631)	115,918,160	(457,168,618)
Decrease in accrued interest receivables	20,242,147	8,772,412	5,066,235	41,402,830
(Increase) decrease in other current assets	(818,472,973)	153,600,464	(307,683,707)	92,644,612
(Increase) decrease in other non-current assets	(3,375,219)	6,296,016	(6,934,162)	49,630
(Decrease) increase in accounts payables	970,301,436	(251,840,629)	(82,349,610)	(8,080,513)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Reviewed)	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Unreviewed) Restated
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	135,845,891	(44,229,714)	92,404,696	-
(Decrease) increase in accrued expenses	(2,444,257,450)	438,342,197	(664,043,039)	1,222,726,364
(Decrease) increase in accrued interest payables	78,544,075	(28,802,706)	74,842,553	(14,861,213)
Decrease in income tax payables	(6,499,602,950)	(4,393,192,967)	(5,650,592,690)	(4,060,884,516)
(Decrease) increase in other current liabilities	(357,097,161)	(15,048,623)	32,486,469	90,504,274
(Decrease) increase in deferred income	(1,032)	41,826	-	-
Increase in other non-current liabilities	65,362,472	99,319,956	70,239,147	96,389,740
Loss from translation foreign entities' financial statements	(150,855,402)	(120,347,904)	-	-
	(9,959,297,707)	**(6,795,441,281)**	**(6,135,365,564)**	**(4,887,435,292)**
Net cash provided by operating activities	**11,081,319,186**	**14,042,783,839**	**5,881,978,965**	**7,094,348,221**
Cash flows from investing activities				
Increase in loans to related parties	(240,000,000)	-	(3,640,634,567)	(1,964,479,014)
Increase in investments in related parties	-	(30,000,000)	-	(30,000,000)
Dividend received from related party	-	-	-	588,003,600
Increase in property, plant and equipment	(16,430,256,709)	(16,359,108,454)	(5,952,153,026)	(11,341,426,004)
Increase in intangible assets	(43,050,116)	(28,156,978)	(35,980,454)	(27,248,305)
Net cash used in investing activities	**(16,713,306,825)**	**(16,417,265,432)**	**(9,628,768,047)**	**(12,775,149,723)**
Cash flows from financing activities				
Cash received from bonds	16,383,819,952	-	16,383,819,952	-
Increase in bonds issuing expenses	(16,683,311)	-	(16,683,311)	-
(Decrease) increase in loans from related party	-	-	(2,216,296,190)	2,037,643,013
Cash received from common share issuing	18,636,880	13,429,800	18,636,880	13,429,800
Dividend paid	(4,928,936,551)	(5,239,612,525)	(4,928,936,551)	(5,239,612,525)
Net cash provided by (used in) financing activities	**11,456,836,970**	**(5,226,182,725)**	**9,240,540,780**	**(3,188,539,712)**
Net increase (decrease) in cash and cash equivalents	5,824,849,331	(7,600,664,318)	5,493,751,698	(8,869,341,214)
Cash and cash equivalents at beginning of the period	**18,520,906,222**	**30,507,066,433**	**7,152,100,391**	**13,821,767,602**
	24,345,755,553	22,906,402,115	12,645,852,089	4,952,426,388
Effects of exchange differences	(108,008,899)	(415,994,664)	(1,397,807)	(23,027,094)
Cash and cash equivalents at end of the period	**24,237,746,654**	**22,490,407,451**	**12,644,454,282**	**4,929,399,294**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	311,260,577	644,159,325	376,253,039	358,857,722
Income taxes	17,671,397,434	16,082,621,010	11,820,791,845	10,360,980,284

2.1 PTTEP Performance

The Fiscal Policy Office (FPO), Ministry of Finance, forecasted that Thailand's economy in 2007 is expected to grow at 4.0 percent, a deceleration from the 5.0 percent in 2006, owing to slowdowns in private consumption and investment. This decline results from the decrease in consumers' and investors' confidence stemming from unstable political situations, violence in Thailand's southern provinces, volatile energy prices, and the recent hike in Thailand's real interest rates. However, exports of goods & services and public consumption & investment are still expected to expand at a satisfactory pace. It is believed that these two major factors will help to stimulate the Thai economy to grow at the upper range of the projection.

Notable business activities at PTTEP and its subsidiaries in the second quarter of 2007 are summarized below.

Regarding petroleum sales, PTTEP's average sales volume for the first half of 2007 was 175,197 barrels of oil equivalent per day (BOED), lower than the sales target of 187,713 BOED for 2007. The reasons for the deviation from the sales target were due to technical problems in the production wells of Oman 44, Nang Nuan, and B8/32 & 9A Projects. In addition, the acceleration of condensate production from Bongkot Project in the last quarter of 2006 has resulted in lower reserves and lower-than-target production for this year. However, PTTEP is confident that the Company can make up production from its producing assets for the latter half of the year e.g. additional production wells, enhanced recovery techniques, etc. to meet the sales target of 2007.

For the second quarter of 2007, PTTEP and its subsidiaries were successful in discovering petroleum in Myanmar's M9 Block as determined in appraisal well results during the second quarter of 2007:

1) Appraisal well Zawtika-3 encountered eight zones of natural gas bearing formations with a total thickness of 65 meters. Flow rate testing (Tubing Stem Test-TST) was conducted on one selected zone, indicating a maximum natural gas flow rate of approximately 26.68 million standard cubic feet per day (MMSCFD).

2) Appraisal well Zawtika-4 encountered eleven zones of natural gas bearing formations with a total thickness of 161 meters. Flow rate testing (TST) was conducted on two zones, indicating a combined flow rate of 71.1 MMSCFD.

3) Appraisal well Kakonna-2 encountered eight zones of natural gas bearing formations with a total thickness of 47 meters. Flow rate testing (TST) was conducted on two zones, indicating a combined flow rate of 53.83 MMSCFD.

The successful results of the appraisal wells drilled in Quarter 2 of 2007, including Zawtika-3, Zawtika-4, and Kakonna-2, affirm the commercial potential of natural gas in the Zawtika and Kakonna areas. PTTEP will prepare a development plan and proceed to drill 2 appraisal wells (Zawtika-5 and Zawtika-6) by the end of July 2007.

2.2 Results of Operations

On May 2, 2007, PTTEP entered into the Cross Currency Interest Rate Swap agreement (CRS) to swap the existing USD 60.83 million Debentures[1] at the

---

[1] The USD 60.83 million Debentures were swapped from the 2,500 million Baht Debentures (due in Year 2018) with the interest rate of 4.625% per annum as per the CRS agreement in 2005

fixed interest rate of 3.85% per annum to Baht 2,500 million at the fixed interest rate of 3.30% per annum (due in Year 2018). In addition, PTTEP also received Baht 384 million from FX gain due to the appreciation of Baht against USD from 41.10 Baht per USD in 2005 to 34.79 Baht per USD when the transaction was executed.

On June 15, 2007 PTTEP issued and offered the 12,500 million Baht Debentures to both retail investors and institutional investors. The issuance comprised 3 tranches: 3 years in the amount of Baht 6,000 million, 5 years in the amount of Baht 3,500 million, and 15 years (with a call option in Year 2010) in the amount of Baht 3,000 million. The interest rates of the said debentures are 3.60%, 3.91% and 5.13% per annum respectively. The Underwriters for this issuance were Bangkok Bank Plc., Kasikornbank Plc., Siam Commercial Bank Plc., and Barclays Capital Securities (Thailand) Ltd. The debentures are rated at AAA by TRIS Rating which is the highest rating. (The Board of Directors and the General Shareholders' meeting in the year 2007 approved the Company's issuing and offering of debentures in the amount of up to Baht 50,000 million)

On May 11, 2007 the Company registered the change in its registered paid-up capital from Baht 3,286.352 million to Baht 3,286.509 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 157,000 shares at the par value of Baht 1 per share resulting in a total of 157,000 Baht. As of June 30, 2007 the outstanding number of warrants was 7.098 million units (1 unit of warrant = 5 units of common shares)

2.2.1 **Results of Operations - Quarterly Comparison**

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	1st Quarter 2007	2nd Quarter 2007	2nd Quarter 2006
Income from continuing operations			
Exploration and production	5,828	6,171	6,385
Pipelines	1,086	1,085	1,064
Others	(143)	(98)	(172)
Total net income	**6,771**	**7,158**	**7,277**
Diluted earnings per share – from continuing operations	2.06	2.17	2.21
Total Revenues - from Current Operational Results	21,270	22,961	23,688

-3-/Second Quarter...

Second Quarter of 2007 compared with Second Quarter of 2006

For the results of operations (Unreviewed) in the second quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,158 million or Baht 2.17 per share-diluted, a decrease of Baht 119 million or 2% from the same period last year, in which the net profit was Baht 7,277 million or Baht 2.21 per share-diluted.

For this quarter, the total revenue was Baht 22,961 million, a decrease of Baht 727 million or 3% from the same period last year (Baht 23,688 million). The decrease was mainly due to the lower petroleum sales of Baht 872 million or 4%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate which decreased to Baht 34.82 per USD against the same period last year at Baht 38.37 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency rose to USD 38.17 per barrel of oil equivalent (BOE) against the same period last year (USD 37.61 per BOE), and (2) the higher sales volume in this quarter to 179,180 barrels of oil equivalent per day (BOED) compared with the same period last year of 171,662 BOED. The increased sales volume mainly came from the natural gas sales volume from the Oman 44 and Phu Horm projects, the condensate sales volume from the Pailin and Oman 44 projects and the crude sales volume from the S1 project. However, the crude sales volume from the B8/32&9A and Nang Nuan projects decreased in this quarter when compared with the same period last year.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 10,063 million, a decrease of Baht 471 million or 4% from the same period last year (Baht 10,534 million). This decrease was the net effect of

(1) Decreased operating expenses, mainly due to revised lower service cost as per service agreement from the Nang Nuan project.

(2) Lower depreciation and amortization expenses, mainly from the depreciation of the B8/32 & 9A project as a result of a decrease in production volume. However, the higher depreciation from the S1, Oman 44 and Phu Horm projects resulted from an increase in production volume and additional completed oil and gas properties.

(3) Higher general administrative expenses mainly came from the B8/32 & 9A, Algeria 433a&416b, Phu Horm and Oman 44 projects as a result of an increase in operation activities.

(4) Increased exploration expenses, mainly due to the write-off of 2 dry wells from the Vietnam 16-1 (TGC-1X) and S1 (TYI-A01 (AA)) projects in this quarter.

(5) Lower petroleum royalties and remuneration as a result of lower sales revenue and the cost of Special Remuneratory Benefits.

-4-/ Second Quarter of 2007....

Second Quarter of 2007 compared with First Quarter of 2007

For the results of operations (Unreviewed) in the second quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,158 million or Baht 2.17 per share-diluted, an increase of Baht 387 million or 6% from the previous quarter's net profit of Baht 6,771 million, or Baht 2.06 per share-diluted.

For this quarter, the total revenue was Baht 22,961 million, an increase of Baht 1,691 million or 8% from the previous quarter (Baht 21,270 million). This increase was mainly due to higher petroleum sales of Baht 1,941 million, resulting from (1) sales volume increased in this quarter to 179,180 BOED against the previous quarter (171,170 BOED), resulting from the higher natural gas sales volume from the Yadana project, the higher natural gas and condensate sales volume from the Oman 44 and Pailin projects and crude sales volume from the Nang Nuan project; and (2) the increased average petroleum sales price in this quarter rose to USD 38.17 per BOE when compared with the previous quarter at USD 35.43 per BOE.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 10,063 million, an increase of Baht 1,162 million or 13% from the previous quarter (Baht 8,901 million). This increase was mainly from

(1) Increased operating expenses, mainly from the recognized operating cost of good sold in this quarter from the Nang Nuan project.

(2) Higher exploration expenses, mainly due to the write-off of 2 dry wells from the Vietnam 16-1 (TCG-1X) and S1 (TYI-A01 (AA)) projects in this quarter.

(3) Rising depreciation and amortization expenses, mainly from the depreciation of the B8/32&9A, Pailin, S1 and Oman 44 projects as a result of additional completed oil and gas properties.

(4) Increased petroleum royalties and remuneration mainly due to higher sales revenue.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 100 million due to increased taxable profit.

2.2.2 Results of Operations – The First Half Year Comparison

Earning summary	1st Half Year	
(Unit : Millions of Baht excepting Baht per share amounts)	**2007**	**2006**
Income from continuing operations		
Exploration and production	11,999	12,826
Pipelines	2,171	1,988
Others	(241)	302
Total net income	**13,929**	**15,116**
Diluted earnings per share – from continuing operations	4.23	4.60
Total Revenues - from Current Operational Results	44,231	46,381

-5-/ The results of ....

The results of operations (Unreviewed) for the first half year of 2007, PTTEP and its subsidiaries' net profit was Baht 13,929 million or Baht 4.23 per share-diluted, a decrease of Baht 1,187 million or 8% when compared with the first half of 2006's net profit of Baht 15,116 million or Baht 4.60 per share-diluted. Return on shareholder's equity for the first half year of 2007 was 30%.

For the first half of 2007, total revenues of PTTEP and its subsidiaries amounted to Baht 44,231 million, a decrease of Baht 2,150 million or 5% when compared with the first half of 2006 (Baht 46,381). This decrease was mainly due to lower sales of petroleum of Baht 2,161 million or 5%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate for the first half of 2007 which decreased to Baht 35.44 per USD against the first half of 2006 at Baht 39.01 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency for the first half of 2007 rose to USD 36.84 per barrel of oil equivalent (BOE) against the first half of 2006 (USD 35.95 per BOE), and (2) the higher sales volume for the first half of 2007 rose to 175,197 barrels of oil equivalent per day (BOED) compared with the first half of 2006 of 171,585 BOED. The increased sales volume mainly came from the natural gas and condensate sales volume from the Oman 44 and Phu Horm projects and the natural gas from the Yadana project. However, there was a lower crude sales volume from the B8/32&9A project for the first half of 2007 was lower when compared with the first half of 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC).

PTTEP and its subsidiaries incurred expenses for the first half of 2007 amounting to Baht 18,964 million, a decrease of Baht 809 million or 4% when compared with Baht 19,773 million for the first half of 2006. This decrease was the result of

(1) Decreased operating expenses, mainly due to revised lower service cost as per service agreement from the Nang Nuan project.

(2) Lower petroleum royalties and remuneration mainly due to lower sales revenue and the cost of Special Remuneratory Benefits.

(3) Increased general administrative expenses, mainly from the B8/32&9A, Algeria 433a&416b, Oman 44 and Phu Horm projects as a result of an increase in operation activities.

(4) Higher depreciation and amortization expenses, mainly from the depreciation of the S1, Oman 44 and Phu Horm projects as a result of higher production volume and additional completed oil and gas properties.

2.3 <u>Financial position</u>

As of June 30, 2007, PTTEP and its subsidiaries had total assets of Baht 173,604 million, or Baht 15,791 million (10%) higher than at the end of 2006. This increase was mainly due to (1) higher cash and cash equivalents amounting to Baht 5,717 million as a result of unsecured unsubordinated bond issuance of Baht 16,000 million

-6-/ (2) an increase in oil....

(2) an increase in oil and gas properties of Baht 8,186 million, mainly resulting from the higher investment in the Arthit, MTJDA and Myanmar M7&M9 projects and (3) a long term loan to Energy Complex Co., Ltd. of Baht 240 million.

Most of the current assets as of June 30, 2007 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment in Associated Undertakings.

PTTEP and its subsidiaries had total liabilities of Baht 76,387 million, which were higher than at the end of 2006 by Baht 7,099 million, mainly resulting from the bond issuance as mentioned above. However, income tax payable decreased due to the income tax payment in May 2007.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of June 30, 2007, the total number of shares exercised was 26.51 million shares and the outstanding number of warrants was 7.01 million units.

As of June 30, 2007, PTTEP and its subsidiaries had a net cash flow from operations of Baht 11,081 million.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 16,713 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, MTJDA and Myanmar M7&M9 projects, and (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 240 million.

PTTEP and its subsidiaries had a net cash flow from financing activities of Baht 11,457 million mainly due to (1) cash received from unsecured unsubordinated bond issuance of Baht 16,000 million (2) cross currency swap transaction from USD currency to Baht currency amounting to Baht 384 million (3) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 19 million and (4) dividend payment to shareholder for the second half of 2006, Baht 1.50 per share, amounting to Baht 4,929 million.

As of June 30, 2007, PTTEP and its subsidiaries had cash and cash equivalents of Baht 24,238 million, an increase of Baht 5,717 million from the end of 2006.

In July 2007, PTTEP Offshore Investment Company Limited which is a subsidiary of PTTEP entered into Zero Cost Collar derivatives for Oil price hedging during August – December 2007 for the Group's petroleum products of 4.25 million Barrel (0.85 million Barrel per month). The derivative had a floor price of USD 63 per Barrel and a ceiling price of USD 79 per Barrel using Dubai Oil as underlying crude.

-7-/ 2.4 Impacts on Operational Results....

2.4 Impacts on Operational Results

Key factors that influence PTTEP business performance are still the oil price and the exchange rate. Regarding the oil price, it has been increasing steadily since the beginning of 2007 from approximately 54 USD per barrel in January to 72 USD per barrel on average in June 2007. The high oil price situation has created an opportunity for PTTEP to minimize oil price volatility risk via oil price hedging tools and ensure revenue to be generated as planned. PTTEP, therefore, has executed the oil price hedging program with the clear objective to manage risk of the volatile oil price and not to focus on profitability. Regarding the exchange rate factor, the Thai baht, which has now strengthened to approximately 34 Baht per US Dollar, has been perceived as a reason for lower profits. To respond to this concern, PTTEP has closely monitored the situation and evaluated the impact of a strong Thai Baht. The Company has found that the impact of strong Thai Baht on business performance is limited since the majority of Company revenues and expenditures are US Dollars based.

In addition to the oil price and exchange rate, the impact of investment decisions is another key factor that has a major impact on business performance, particularly because the E&P business normally invests a lot in future projects. Currently, PTTEP is engaged in 35 projects with a total 5-year expenditure of 284,710 Baht. Thus, to ensure a proper mix of investment to generate optimum value for shareholders, PTTEP has set up a team to analyze and manage its portfolio and submit recommendations on investment strategy, which includes an optimum mix/allocation of investment and participating interests in each project with objectives to generate highest value and to ensure sustainable growth.

US SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2007 AUG -7 A 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 249 /2007

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

July 27, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishment of PTTEP Andaman Company Limited

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce the establishment of PTTEP Andaman Company Limited on July 13, 2007 to carry out petroleum exploration and production activities in Thailand.

PTTEP Andaman Company Limited's registered capital is Baht 1,000,000, consisting of 100,000 ordinary shares at 10 Baht each, with a fully-paid up registered capital of Baht 250,000. PTTEP Siam Limited (a subsidiary of PTTEP) is the sole shareholder.

Yours sincerely,

Maroot Mrigadat

President

RECEIVED
2007 AUG -7 A 3:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIODS OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at June 30, 2007, the related consolidated and the Company statements of income for the periods of three months and six months ended June 30, 2007 and 2006, the related consolidated and the Company statements of changes in shareholders' equity and statements of cash flows for the periods of six months ended June 30, 2007 and 2006 of PTT Exploration and Production Public Company Limited and subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standards require the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2006, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 14, 2007. The consolidated and the Company balance sheets as at December 31, 2006, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report, except as discussed in the paragraph 5.

As discussed in Note 2 for the quarter ended June 30, 2007, the Company has changed the Accounting for investments in subsidiaries and associates presented under the cost method rather than the equity method in accordance with the Federation of Accounting Professions and restated the Company statements of income for the periods of three months and six months ended June 30, 2006 and balance sheets as at December 31, 2006, for applying this new accounting policy. The Office of the Auditor General of Thailand has audited the adjustments for the Company restated financial statements for the year ended December 31, 2006. In the opinion of the Office of the Auditor General of Thailand, the adjustments are appropriate and have been made properly in the Company financial statements.

(Signed) *Jaruvan Maintaka*
(Khunying Jaruvan Maintaka)
Auditor General

(Signed) *Jintana Vanichkajorn*
(Jintana Vanichkajorn)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
July 26, 2007

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Unit : Baht

Assets	Notes	Consolidated June 30, 2007 (Unaudited/ Reviewed)	Consolidated December 31, 2006 (Audited)	The Company June 30, 2007 (Unaudited/ Reviewed)	The Company December 31, 2006 (Audited) Restated
Current Assets					
Cash and cash equivalents	4	24,237,746,654	18,520,906,222	12,644,454,282	7,152,100,391
Trade receivable-parent company	5	8,485,451,161	8,241,233,830	5,307,901,425	5,186,351,217
Trade receivables	5	1,701,104,679	1,545,794,719	26,967,756	58,691,883
Inventories		413,396,336	333,028,078	39,511,916	21,523,471
Materials and supplies-net		3,969,447,848	3,997,819,595	1,919,044,266	2,162,016,678
Other current assets					
Working capital from co-venturers		1,019,709,057	469,749,255	4,231,757	54,354,256
Other receivables		1,023,400,755	1,172,109,745	671,644,485	788,290,580
Accrued interest receivables		28,232,940	48,707,872	83,792,546	88,858,781
Other current assets		1,453,042,131	635,204,615	529,735,508	222,279,992
Total Current Assets		**42,331,531,561**	**34,964,553,931**	**21,227,283,941**	**15,734,467,249**
Non-current Assets					
Investments in subsidiaries, associates and jointly controlled entities	2, 7.2	403,133,492	418,704,378	24,149,401,729	24,149,401,729
Long-term loans to related parties	6.2	240,000,000	-	16,379,780,797	12,998,269,720
Property, plant and equipment-net	8	129,690,601,934	121,503,558,029	63,454,529,131	60,666,673,737
Intangible assets		368,286,769	354,367,650	347,186,992	337,754,526
Deferred income taxes	9.2	99,953,286	-	-	-
Other non-current assets					
Prepaid expenses	10	357,104,603	475,624,631	79,762,198	168,795,679
Deferred of bonds issuing expenses		16,999,848	2,556,322	16,999,848	2,556,322
Other non-current assets		96,834,123	93,542,692	21,933,009	14,998,848
Total Non-current Assets		**131,272,914,055**	**122,848,353,702**	**104,449,593,704**	**98,338,450,561**
Total Assets		**173,604,445,616**	**157,812,907,633**	**125,676,877,645**	**114,072,917,810**

Notes to financial statements form an integral part of these financial statements.

(Signed) Maroot Mrigadat
(Maroot Mrigadat)
President

(Signed) *Sermsak Satchawannakul*
(Sermsak Satchawannakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Unit : Baht

Liabilities and Shareholders' Equity	Notes	Consolidated June 30, 2007 (Unaudited/ Reviewed)	Consolidated December 31, 2006 (Audited)	The Company June 30, 2007 (Unaudited/ Reviewed)	The Company December 31, 2006 (Audited) Restated
Current Liabilities					
Accounts payables		1,776,273,903	852,762,152	143,487,546	225,003,055
Current portion of long-term loan	11	6,700,518,487	7,002,591,596	6,700,518,487	7,002,591,596
Working capital to co-venturers		555,649,606	432,745,957	97,419,469	9,606,506
Accrued expenses		10,584,464,544	13,125,809,934	6,199,568,888	6,897,478,316
Accrued interest payables		264,029,046	186,218,096	264,029,046	189,919,618
Income tax payables		9,217,828,714	15,725,428,267	6,132,110,307	11,782,702,997
Other current liabilities		1,094,444,059	1,458,385,343	699,852,198	671,257,731
Total Current Liabilities		**30,193,208,359**	**38,783,941,345**	**20,236,985,941**	**26,778,559,819**
Non-current Liabilities					
Loans from related party		-	-	-	2,216,296,190
Bonds	11	18,500,000,000	2,203,819,951	18,500,000,000	2,203,819,951
Deferred income taxes	9.2	13,247,814,194	13,057,089,619	8,783,734,430	8,529,379,993
Other non-current liabilities					
Deferred income	12	3,631,144,689	4,031,491,512	-	-
Provision for decommissioning costs		10,250,318,002	10,712,387,696	6,500,948,491	6,794,024,576
Other non-current liabilities		565,090,489	499,728,017	558,144,813	487,905,667
Total Non-current Liabilities		**46,194,367,374**	**30,504,516,795**	**34,342,827,734**	**20,231,426,377**
Total Liabilities		**76,387,575,733**	**69,288,458,140**	**54,579,813,675**	**47,009,986,196**
Shareholders' Equity					
Share capital	13				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
3,286,508,700 ordinary shares of Baht 1 each		3,286,508,700	-	3,286,508,700	-
3,286,002,000 ordinary shares of Baht 1 each		-	3,286,002,000	-	3,286,002,000
Share premium		12,325,718,620	12,307,588,440	12,325,718,620	12,307,588,440
Currency translation differences	2	(2,121,265,639)	(1,795,376,996)	-	-
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	2	66,493,708,202	57,494,036,049	38,252,636,650	34,237,141,174
Total Shareholders' Equity		**97,216,869,883**	**88,524,449,493**	**71,097,063,970**	**67,062,931,614**
Total Liabilities and Shareholders' Equity		**173,604,445,616**	**157,812,907,633**	**125,676,877,645**	**114,072,917,810**

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Notes	Consolidated		The Company	
		2007	2006	2007	2006 Restated
Revenues					
Sales		21,671,786,420	22,543,643,019	11,462,573,975	11,996,348,020
Revenue from pipeline transportation		805,836,844	731,394,075	-	-
Other revenues					
Gain on foreign exchange		221,233,306	104,330,272	160,799,411	124,347,966
Interest income		225,690,114	275,529,484	271,617,997	206,723,997
Other revenues		36,220,841	33,356,825	11,742,386	91,286,585
Dividend received from related party		-	-	-	588,003,600
Total Revenues		**22,960,767,525**	**23,688,253,675**	**11,906,733,769**	**13,006,710,168**
Expenses					
Operating expenses		1,688,936,999	1,918,453,625	611,766,572	737,361,004
Exploration expenses		591,908,463	457,184,659	31,742,845	211,951,766
General administrative expenses		827,553,656	566,419,293	207,942,682	211,548,528
Petroleum royalties and remuneration		2,993,665,461	3,525,779,087	1,433,144,759	1,499,543,503
Other expenses					
Depreciation, depletion and amortization		3,944,780,764	4,062,816,028	1,628,804,207	1,470,765,111
Director's remuneration		2,969,720	2,787,500	2,969,720	2,787,500
Share of loss from investments accounted for under equity method		13,234,479	494,461	-	-
Total Expenses		**10,063,049,542**	**10,533,934,653**	**3,916,370,785**	**4,133,957,412**
Income before interest and income taxes		**12,897,717,983**	**13,154,319,022**	**7,990,362,984**	**8,872,752,756**
Interest expenses		219,734,197	314,662,217	256,139,789	182,834,608
Income taxes	9.1	5,520,139,703	5,562,561,317	3,302,611,365	3,323,323,048
Net income		**7,157,844,083**	**7,277,095,488**	**4,431,611,830**	**5,366,595,100**
Earnings per share					
Basic earnings per share		2.18	2.22	1.35	1.64
Diluted earnings per share		2.17	2.21	1.34	1.63

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Notes	Consolidated		The Company	
		2007	2006	2007	2006 Restated
Revenues					
Sales		41,402,783,230	43,563,767,186	22,640,223,663	23,362,301,883
Revenue from pipeline transportation		1,632,318,290	1,305,136,166	-	-
Other revenues					
Gain on foreign exchange	14	677,249,141	848,026,574	535,854,470	574,923,209
Interest income		442,603,972	533,792,665	536,140,161	435,930,102
Other revenues		76,209,677	130,275,675	25,989,566	159,223,265
Dividend received from related party	2	-	-	-	588,003,600
Total Revenues		**44,231,164,310**	**46,380,998,266**	**23,738,207,860**	**25,120,382,059**
Expenses					
Operating expenses		3,157,836,940	3,357,637,872	1,228,466,775	1,457,639,458
Exploration expenses		938,525,845	991,885,484	51,665,731	349,531,948
General administrative expenses		1,639,102,316	1,431,342,440	611,317,788	656,313,393
Petroleum royalties and remuneration	15	5,673,734,911	6,722,811,325	2,830,027,959	2,920,095,866
Other expenses					
Depreciation, depletion and amortization		7,533,132,173	7,262,912,915	3,181,359,971	2,847,099,330
Director's remuneration		5,860,806	5,456,250	5,860,806	5,456,250
Share of loss from investments accounted for under equity method		15,570,885	1,217,062	-	-
Total Expenses		**18,963,763,876**	**19,773,263,348**	**7,908,699,030**	**8,236,136,245**
Income before interest and income taxes		**25,267,400,434**	**26,607,734,918**	**15,829,508,830**	**16,884,245,814**
Interest expenses		397,872,394	636,603,834	459,932,212	355,111,792
Income taxes	9.1	10,940,328,337	10,854,970,243	6,424,553,592	6,403,397,000
Net income		**13,929,199,703**	**15,116,160,841**	**8,945,023,026**	**10,125,737,022**
Earnings per share	16				
Basic earnings per share		4.24	4.62	2.72	3.09
Diluted earnings per share		4.23	4.60	2.71	3.08

Notes to financial statements form an integral part of these financial statements.

Unaudited/
Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005		**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,319,028**
Share capital issued and paid-up		449,000	12,980,800	-	-	-	-	13,429,800
Currency translation differences		-	-	(448,417,324)	-	-	-	(448,417,324)
Net income		-	-	-	-	-	15,116,160,841	15,116,160,841
Dividend paid		-	-	-	-	-	(5,239,914,400)	(5,239,914,400)
Balance - as at June 30, 2006		**3,275,109,500**	**11,931,309,800**	**(1,481,151,858)**	**332,200,000**	**16,900,000,000**	**50,181,110,503**	**81,138,577,945**
Balance - as at December 31, 2006		**3,286,002,000**	**12,307,588,440**	**(1,795,376,996)**	**332,200,000**	**16,900,000,000**	**57,494,036,049**	**88,524,449,493**
Share capital issued and paid-up		506,700	18,130,180	-	-	-	-	18,636,880
Currency translation differences		-	-	(325,888,643)	-	-	-	(325,888,643)
Net income		-	-	-	-	-	13,929,199,703	13,929,199,703
Dividend paid	19	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at June 30, 2007		**3,286,508,700**	**12,325,718,620**	**(2,121,265,639)**	**332,200,000**	**16,900,000,000**	**66,493,708,202**	**97,216,869,883**

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Notes	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Cumulative effect of accounting change	2	-	-	1,032,734,534	-	-	(15,830,086,603)	(14,797,352,069)
Balance after adjustment		3,274,660,500	11,918,329,000	-	332,200,000	16,900,000,000	24,474,777,459	56,899,966,959
Share capital issued and paid-up		449,000	12,980,800	-	-	-	-	13,429,800
Net income (Restated)	2	-	-	-	-	-	10,125,737,022	10,125,737,022
Dividend paid		-	-	-	-	-	(5,239,914,400)	(5,239,914,400)
Balance - as at June 30, 2006		3,275,109,500	11,931,309,800	-	332,200,000	16,900,000,000	29,360,600,081	61,799,219,381
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Cumulative effect of accounting change	2	-	-	1,795,376,996	-	-	(23,256,894,875)	(21,461,517,879)
Balance after adjustment		3,286,002,000	12,307,588,440	-	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up		506,700	18,130,180	-	-	-	-	18,636,880
Net income		-	-	-	-	-	8,945,023,026	8,945,023,026
Dividend paid	19	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at June 30, 2007		3,286,508,700	12,325,718,620	-	332,200,000	16,900,000,000	38,252,636,650	71,097,063,970

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
				Restated
Cash flows from operating activities				
Net income	13,929,199,703	15,116,160,841	8,945,023,026	10,125,737,022
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of loss from investments accounted for under equity method	15,570,885	1,217,062	-	-
Amortization of up-front payment under Bongkot Gas Sale Agreement	89,033,481	74,283,714	89,033,481	74,283,714
Depreciation, depletion and amortization	7,530,892,387	7,258,125,154	3,179,120,185	2,845,182,088
Amortization of bonds issuing expenses	2,239,786	4,787,761	2,239,786	1,917,242
Amortization of prepaid expenses	29,486,546	27,490,116	-	-
Bond discount	-	554,425	-	-
Amortization of exploration costs	511,913,891	35,285,181	11,713,438	11,452,058
(Gain) loss on disposal of assets	(877,750)	-	11,997	-
Loss on disposal of materials	25,778,271	8,367	-	2,092
Deferred income taxes	156,474,461	191,386,524	254,354,436	103,301,232
Income recognized from deferred income	(386,060,952)	(364,063,203)	-	-
Dividend received from related party	-	-	-	(588,003,600)
Unrealized gain on foreign exchange	(863,033,816)	(1,507,010,822)	(464,151,820)	(592,088,335)
	21,040,616,893	**20,838,225,120**	**12,017,344,529**	**11,981,783,513**
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(179,811,813)	(205,211,868)	31,724,127	(54,337,537)
Increase in trade receivable-parent company	(248,976,358)	(2,074,165,772)	(121,550,208)	(1,777,997,332)
(Increase) decrease in inventories	(80,368,258)	36,027,091	(17,988,445)	1,129,020
(Increase) decrease in materials and supplies-net	1,103,122	(328,596,393)	242,972,412	(146,680,011)
(Increase) decrease in working capital from co-venturers	(585,295,854)	398,112,964	50,122,498	87,727,978
(Increase) decrease in other receivables	137,417,620	(474,517,631)	115,918,160	(457,168,618)
Decrease in accrued interest receivables	20,242,147	8,772,412	5,066,235	41,402,830
(Increase) decrease in other current assets	(818,472,973)	153,600,464	(307,683,707)	92,644,612
(Increase) decrease in other non-current assets	(3,375,219)	6,296,016	(6,934,162)	49,630
(Decrease) increase in accounts payables	970,301,436	(251,840,629)	(82,349,610)	(8,080,513)

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
				Restated
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	135,845,891	(44,229,714)	92,404,696	-
(Decrease) increase in accrued expenses	(2,444,257,450)	438,342,197	(664,043,039)	1,222,726,364
(Decrease) increase in accrued interest payables	78,544,075	(28,802,706)	74,842,553	(14,861,213)
Decrease in income tax payables	(6,499,602,950)	(4,393,192,967)	(5,650,592,690)	(4,060,884,516)
(Decrease) increase in other current liabilities	(357,097,161)	(15,048,623)	32,486,469	90,504,274
(Decrease) increase in deferred income	(1,032)	41,826	-	-
Increase in other non-current liabilities	65,362,472	99,319,956	70,239,147	96,389,740
Loss from translation foreign entities' financial statements	(150,855,402)	(120,347,904)	-	-
	(9,959,297,707)	**(6,795,441,281)**	**(6,135,365,564)**	**(4,887,435,292)**
Net cash provided by operating activities	**11,081,319,186**	**14,042,783,839**	**5,881,978,965**	**7,094,348,221**
Cash flows from investing activities				
Increase in loans to related parties	(240,000,000)	-	(3,640,634,567)	(1,964,479,014)
Increase in investments in related parties	-	(30,000,000)	-	(30,000,000)
Dividend received from related party	-	-	-	588,003,600
Increase in property, plant and equipment	(16,430,256,709)	(16,359,108,454)	(5,952,153,026)	(11,341,426,004)
Increase in intangible assets	(43,050,116)	(28,156,978)	(35,980,454)	(27,248,305)
Net cash used in investing activities	**(16,713,306,825)**	**(16,417,265,432)**	**(9,628,768,047)**	**(12,775,149,723)**
Cash flows from financing activities				
Cash received from bonds	16,383,819,952	-	16,383,819,952	-
Increase in bonds issuing expenses	(16,683,311)	-	(16,683,311)	-
(Decrease) increase in loans from related party	-	-	(2,216,296,190)	2,037,643,013
Cash received from common share issuing	18,636,880	13,429,800	18,636,880	13,429,800
Dividend paid	(4,928,936,551)	(5,239,612,525)	(4,928,936,551)	(5,239,612,525)
Net cash provided by (used in) financing activities	**11,456,836,970**	**(5,226,182,725)**	**9,240,540,780**	**(3,188,539,712)**
Net increase (decrease) in cash and cash equivalents	5,824,849,331	(7,600,664,318)	5,493,751,698	(8,869,341,214)
Cash and cash equivalents at beginning of the period	**18,520,906,222**	**30,507,066,433**	**7,152,100,391**	**13,821,767,602**
	24,345,755,553	22,906,402,115	12,645,852,089	4,952,426,388
Effects of exchange differences	(108,008,899)	(415,994,664)	(1,397,807)	(23,027,094)
Cash and cash equivalents at end of the period	**24,237,746,654**	**22,490,407,451**	**12,644,454,282**	**4,929,399,294**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	311,260,577	644,159,325	376,253,039	358,857,722
Income taxes	17,671,397,434	16,082,621,010	11,820,791,845	10,360,980,284

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2007 and 2006
(UNAUDITED/REVIEWED)
AND FOR THE YEAR ENDED DECEMBER 31, 2006 (AUDITED)
(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standard No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These consolidated financial statements are prepared with the same basis as the consolidated financial statements for the year ended December 31, 2006. During the period, there are some changes in investment in subsidiary company as discussed in Note 3. PTTEP and subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the Company or others, in proportion to the working interest held by the company which changed according to Note 21.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2006 except as discussed in Note 2.

2. The Change in Accounting Policy

Since the first quarter of 2007, the Company has changed the Accounting for investments in subsidiaries and associates presented in the Company's financial statements under the cost method rather than the equity method in accordance with the Federation of Accounting Professions issued Notification No. 26/2549 regarding Accounting Standard No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" (Amendment No. 1).

The Company's financial statements for the first six months period of 2006 were restated according to this accounting change for comparative purpose. The effect of the change to the Company's balance sheet as at December 31, 2006, and to the Company's statement of income for the period of six months ended June 30, 2006 are as follows: -

	The Company
Balance Sheet as at December 31, 2006	
Decrease in investments in subsidiaries and associates	21,461.52
Decrease in currency translation differences	1,795.37
Decrease in retained earnings	23,256.89
Statement of Income for the period of six months ended June 30, 2006	
Decrease in share of profit from investments accounted for under equity method	5,578.43
Increase in dividend received from related parties	588.00

3. The Change of Investment in Subsidiary Company

On January 12, 2007, the Company incorporated PTTEP Thai Projects Company Limited with registered capital Baht 1 million, consisting of 100,000 ordinary shares at Baht 10 each, with 100% shareholding by PTTEPT.

4. Cash and cash equivalents

Cash and cash equivalents comprised:

	Consolidated		The Company	
	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006
Cash on hand and at banks	5,681.59	4,618.57	2,728.62	1,469.91
Cash equivalents				
- Fixed deposits	5,535.54	8,200.20	2,161.00	2,409.24
- Treasury bills and promissory notes	13,020.62	5,702.14	7,754.83	3,272.95
Total	24,237.75	18,520.91	12,644.45	7,152.10

The interest rate of saving deposits held at call with banks is 0.75-4.16 % per annum (2006: 0.75-4.15 % per annum).

The interest rate of fixed deposits with banks is 3.16-4.73 % per annum (2006: 3.82-4.53 % per annum).

5. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006
Trade Receivable - parent company	8,485.45	8,241.23	5,307.90	5,186.35
Trade Receivable - others				
Myanmar Oil and Gas Enterprise	717.92	683.03	-	-
Electricity Generating Authority of Thailand	107.81	119.11	26.95	29.78
Others	875.37	743.65	0.02	28.91
Total	1,701.10	1,545.79	26.97	58.69

6. Related Party Transactions

Significant transactions with related parties are summarized as follows:

6.1 Revenue and expense with related parties

Significant transactions with related parties for the periods of six months ended June 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Parent company - PTT Public Company Limited				
Revenue from petroleum sold (at price with reference to world market)	35,456.70	35,523.05	22,544.91	23,126.61
Revenue from rental (market price)	9.20	9.33	9.20	9.33
Amortization of up-front payment under Bongkot Gas Sale Agreement	89.03	74.28	89.03	74.28
Subsidiaries, Associates and Jointly Controlled Entities				
Interest income	-	-	338.87	245.05
Management fee	-	-	5.78	-
Interest expense	-	-	62.06	13.55

6.2 Long-Term Loans to Related Parties

As at June 30, 2007, the Company has loans to subsidiary companies amounting to Baht 16,139.78 million with interest rate 4.625% per annum. The subsidiary companies shall occasionally repay the loans. In addition, the Company provides loans to an associated company amounting to Baht 240 million with interest rate of the average Minimum Loan Rate quoted for prime corporate customers of four commercial banks in Thailand. The associated company shall repay the loan principal by 2009.

7. Investments in Subsidiaries, Associates and Jointly Controlled Entities

7.1 Information of Subsidiaries, Associates and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the periods of six months ended	
							Cost Method		Equity Method			
		Jun. 30, 2007	Dec. 31, 2006		Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Jun. 30, 2006
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	32,084.12	30,567.57	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Commerce	0.17	0.17	PTTEP	75%	75%	0.13	0.13	13,256.38	11,211.77	-	-
				PTTEPI	25%	25%	0.04	0.04	4,407.16	3,737.33	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(172.79)	(170.30)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(286.12)	(284.19)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(2,283.98)	(1,917.94)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,836.62)	(1,758.65)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(508.39)	(866.66)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(868.89)	(685.64)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(20.89)	(23.63)	-	-
				PTTEP OM	49%	49%	49.00	49.00	(20.08)	(22.70)	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	16.93	12.54	-	-
				PTTEPT	75%	75%	0.75	0.75	50.81	37.60	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.02	3,719.02	4,508.63	3,400.34	-	588.00
				PTTEPO	51%	51%	3,864.89	3,864.89	4,689.15	3,535.34	-	612.00
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(300.81)	(265.62)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.39	1.52	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(63.20)	(55.33)	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	1.90	PTTEP OM	100%	100%	1.90	1.90	1.51	1.64	-	-
PTTEP Holding Company Limited (PTTEPH)	Petroleum	1.88	1.88	PTTEPO	100%	100%	1.88	1.88	(3.98)	1.11	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Petroleum	1.88	1.88	PTTEPH	100%	100%	1.88	1.88	(3.75)	1.27	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Petroleum	1.88	1.88	PTTEP ID	100%	100%	1.88	1.88	(3.53)	1.42	-	-
PTTEP Thai Projects Company Limited (PTTEP TP)	Petroleum	0.25	-	PTTEPT	100%	-	0.25	-	0.23	-	-	-
Associated Companies												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	379.82	389.04	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	150.00	PTTEP	20%	20%	30.00	30.00	23.31	29.66	-	-
Jointly Controlled Entities												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum, Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	0.96	1.02	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,583.95	1,646.30	1,234.07	1,087.97
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	445.33	445.33	1,597.17	1,681.35	754.37	704.51
Orange Energy Limited (Orange)	Petroleum, Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	10,624.91	10,542.64	-	1,596.26
B8/32 Partners Limited (B8/32 Partners)	Petroleum, Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	3,773.43	3,632.87	-	970.54

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates and jointly controlled entities. Subsidiaries' management team is from the Company.

7.2 Investments in Subsidiaries, Associates and Jointly Controlled Entities

Investments accounted for under equity method represented in the consolidated financial statements and under cost method in the Company's financial statements comprised:

	Consolidated		The Company	
	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006
PTTEP International Limited	-	-	20,000.00	20,000.00
PTTEP Offshore Investment Company Limited	-	-	0.13	0.13
PTTEP Services Limited	-	-	0.25	0.25
PTTEP Siam Limited	-	-	3,719.02	3,719.02
Energy Complex Company Limited	379.82	389.04	400.00	400.00
PTT ICT Solutions Company Limited	23.31	29.66	30.00	30.00
Total	403.13	418.70	24,149.40	24,149.40

The Company's investments in jointly controlled entities are recorded in the Company's financial statements by the cost method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar items, under similar headings in the proportionate consolidated financial statements.

Transactions of jointly controlled entities are included in the Company's financial statements as follows: -

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006
Balance Sheets :										
Current assets	103.24	104.50	740.60	797.26	431.53	424.94	2,347.82	2,631.90	772.97	754.63
Non-current assets	-	-	3,322.33	3,554.04	1,844.23	1,967.22	7,296.25	7,411.12	2,922.21	2,999.51
Current liabilities	(102.28)	(103.48)	(27.20)	(42.26)	(35.74)	(30.51)	(2,431.78)	(3,614.96)	(712.21)	(1,074.05)
Non-current	-	-	(2,173.61)	(2,412.50)	(642.56)	(675.06)	(2,427.78)	(2,562.17)	(977.36)	(1,033.18)
Assets net	**0.96**	**1.02**	**1,862.12**	**1,896.54**	**1,597.46**	**1,686.59**	**4,784.51**	**3,865.89**	**2,005.61**	**1,646.91**

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of six months ended									
	Jun. 30, 2007	Jun. 30, 2006	Jun. 30, 2007	Jun. 30, 2006	Jun. 30, 2007	Jun. 30, 2006	Jun. 30, 2007	Jun. 30, 2006	Jun. 30, 2007	Jun. 30, 2006
Statements of income :										
Revenues	-	-	1,989.44	1,752.95	1,254.21	1,240.10	4,590.17	5,972.04	1,644.66	2,104.81
Expenses	-	-	(117.64)	(103.05)	(90.91)	(91.07)	(2,810.92)	(3,766.03)	(973.06)	(1,344.09)
Income before income taxes	-	-	1,871.80	1,649.90	1,163.30	1,149.03	1,779.25	2,206.01	671.60	760.72
Income taxes	-	-	(522.57)	(479.93)	(337.64)	(332.70)	(860.64)	(1,240.15)	(312.90)	(292.28)
Net income	-	-	**1,349.23**	**1,169.97**	**825.66**	**816.33**	**918.61**	**965.86**	**358.70**	**468.44**

8. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2006	172,665.56	6,994.86	2,683.29	11,789.47	7,306.39	2,586.82	204,026.39
Increase	11,386.37	4,963.71	70.45	-	4.43	13.36	16,438.32
Decrease	(47.25)	(467.53)	(2.76)	-	-	(5.77)	(523.31)
Currency translation differences	-	-	-	-	(313.37)	-	(313.37)
Balance as at June 30, 2007	184,004.68	11,491.04	2,750.98	11,789.47	6,997.45	2,594.41	219,628.03
Accumulated depreciation							
Balance as at December 31, 2006	(73,995.60)	-	(1,846.07)	(3,673.89)	(2,029.51)	(977.76)	(82,522.83)
Depreciation for the period	(6,622.36)	-	(87.99)	(558.80)	(114.81)	(117.80)	(7,501.76)
Decrease	(0.18)	-	3.97	(0.02)	-	3.86	7.63
Currency translation differences	-	-	-	-	79.53	-	79.53
Balance as at June 30, 2007	(80,618.14)	-	(1,930.09)	(4,232.71)	(2,064.79)	(1,091.70)	(89,937.43)
Net book value as at December 31, 2006	98,669.96	6,994.86	837.22	8,115.58	5,276.88	1,609.06	121,503.56
Net book value as at June 30, 2007	103,386.54	11,491.04	820.89	7,556.76	4,932.66	1,502.71	129,690.60

Depreciation included in statement of income for the period of six months ended June 30, 2006 Baht 7,230.41 Million

Depreciation included in statement of income for the period of six months ended June 30, 2007 Baht 7,501.76 Million

	The Company						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2006	90,860.54	7.47	1,076.74	7,503.48	-	1,714.82	101,163.05
Increase	5,465.58	403.33	48.95	-	-	36.27	5,954.13
Decrease	(11.81)	-	(0.70)	-	-	(5.77)	(18.28)
Balance as at June 30, 2007	96,314.31	410.80	1,124.99	7,503.48	-	1,745.32	107,098.90
Accumulated depreciation							
Balance as at December 31, 2006	(36,743.62)	-	(931.68)	(1,928.80)	-	(892.28)	(40,496.38)
Depreciation for the period	(2,772.98)	-	(16.73)	(265.77)	-	(97.09)	(3,152.57)
Decrease	0.10	-	0.69	-	-	3.79	4.58
Balance as at June 30, 2007	(39,516.50)	-	(947.72)	(2,194.57)	-	(985.58)	(43,644.37)
Net book value as at December 31, 2006	54,116.92	7.47	145.06	5,574.68	-	822.54	60,666.67
Net book value as at June 30, 2007	56,797.81	410.80	177.27	5,308.91	-	759.74	63,454.53

Depreciation included in statement of income for the period of six months ended June 30, 2006 Baht 2,820.71 Million

Depreciation included in statement of income for the period of six months ended June 30, 2007 Baht 3,152.57 Million

9. Income taxes and Deferred Income Taxes

9.1 Income taxes

Income taxes for the periods of three months ended June 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum income tax				
Current tax expenses	4,847.61	4,709.53	3,235.94	2,903.08
Deferred tax expenses	(211.83)	168.76	(44.37)	447.42
Total	4,635.78	4,878.29	3,191.57	3,350.50
Income tax under Revenue Code				
Current tax expenses	350.51	1.37	224.79	(38.34)
Deferred tax expenses	(114.79)	11.19	(113.75)	11.16
Total	235.72	12.56	111.04	(27.18)
Income tax in the Foreign Country				
Current tax expenses	644.41	617.13	-	-
Deferred tax expenses	4.23	54.58	-	-
Total	648.64	671.71	-	-
Total income taxes	5,520.14	5,562.56	3,302.61	3,323.32

Income taxes for the periods of six months ended June 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum income tax				
Current tax expenses	8,834.58	9,109.32	6,000.93	5,638.40
Deferred tax expenses	290.99	549.66	237.44	750.29
Total	9,125.57	9,658.98	6,238.37	6,388.69
Income tax under Revenue Code				
Current tax expenses	777.47	(73.92)	279.94	(38.34)
Deferred tax expenses	(253.73)	73.64	(93.76)	53.05
Total	523.74	(0.28)	186.18	14.71
Income tax in the Foreign Country				
Current tax expenses	1,282.47	1,085.41	-	-
Deferred tax expenses	8.55	110.86	-	-
Total	1,291.02	1,196.27	-	-
Total income taxes	10,940.33	10,854.97	6,424.55	6,403.40

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

9.2 Deferred Income Taxes

Deferred income taxes represented in the consolidated and the Company's balance sheets are as follows:

	Consolidated		The Company	
	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006
Deferred income tax assets				
Petroleum income tax	(71.99)	-	-	-
Income tax under Revenue Code	171.94	-	-	-
Total	99.95	-	-	-
Deferred income tax liabilities				
Petroleum income tax	11,780.66	11,450.99	8,788.64	8,440.53
Income tax under Revenue Code	(4.90)	76.88	(4.91)	88.85
Income tax in the foreign country	1,472.05	1,529.22	-	-
Total	13,247.81	13,057.09	8,783.73	8,529.38
	13,147.86	13,057.09	8,783.73	8,529.38

Deferred income taxes represented in the consolidated and the Company's balance sheets by categories are as follows:

	Consolidated		The Company	
	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006
Amortization of decommissioning and gain from revaluation of decommissioning costs	1,344.21	1,293.99	596.02	609.67
Provision for obsolete stocks	24.59	24.59	-	-
Provision for retirement benefits	175.84	153.53	172.37	147.62
Gas price reduction	480.72	591.39	480.72	591.39
Tax loss carried forward	161.10	-	-	-
Depreciation	(15,432.64)	(15,016.49)	(10,131.16)	(9,773.96)
Bonds	93.41	(104.10)	93.41	(104.10)
Bonds issuing expenses	4.91	-	4.91	-
Total	(13,147.86)	(13,057.09)	(8,783.73)	(8,529.38)

Deferred income tax assets and liabilities are offset when related to the same legal tax authority.

10. Prepaid Expenses

Prepaid expenses comprised:

	Consolidated		The Company	
	Jun. 30, 2007	Dec. 31, 2006	Jun. 30, 2007	Dec. 31, 2006
Petroleum royalty to the government of the Union of Myanmar	277.34	306.82	-	-
Up-front payment under Bongkot Gas Sale Agreement	79.76	168.80	79.76	168.80
Total	357.10	475.62	79.76	168.80

PTTEPI made prepayment for royalty of Yadana and Yetagun projects to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12 is recognized.

The Company made an up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement. PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. An up-front payment will be amortized on the basis of additional gas sale volume.

11. Bonds

Bonds comprised:

	Consolidated and the Company			
	Jun. 30, 2007		Dec. 31, 2006	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	193.28	6,700.52	254.10	9,206.41
Unsecured and unsubordinated	-	18,500.00	-	-
Less Current portion of long-term loan	(193.28)	(6,700.52)	(193.28)	(7,002.59)
Total	-	18,500.00	60.82	2,203.82

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a maturity period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2.50 million unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum. However, on May 2, 2007, the Company swapped the transaction with the same bank from USD to Baht amounting to 2,500 million, which interest rate is at the rate of 3.30% per annum until the expiry date (interest payable every six months on March 27 and September 27 of each year).

The Company issued 3.50 million unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 3,500 million. The bonds bear interest at a rate of 4.88% per annum, payable every six months on February 12 and August 12 of each year, and have a maturity period of 3 years, to be redeemed on February 12, 2010.

On June 15, 2007, the Company issued 3 tranches of unsecured unsubordinated bonds to retail investors and institutional investors in the total amount of Baht 12,500 million, details as follows:

	Tranche 1	Tranche 2	Tranche 3
Aggregate notes amount	6,000	3,500	3,000
Tenor	3 years	5 years	15 years NC5*
Interest rate	3.60 % per annum	3.91 % per annum	5.13 % per annum
Maturity date	June 15, 2010	June 15, 2012	June 15, 2022
Types of offering	Retail Investor	Retail / Institutional investor	Institutional Investor

*NC5 (Non Call 5 years): the Company has a right to redeem such debentures in Year 5 or the Year 2012.

12. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT for natural gas, and MGTC and TPC receive advance payments from MOGE for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Jun. 30, 2007	Dec. 31, 2006
Deferred income for the year 1999	213.94	492.58
Deferred income for the year 2000	2,937.97	2,948.28
Deferred income for the year 2001	479.23	590.63
Total	3,631.14	4,031.49

13. Share Capital

The Company's registered capital consists of 3,322 million ordinary shares at Baht 1 each, or a total of Baht 3,322 million. On May 11, 2007, the Company registered the change in its issued and fully paid-up capital to be 3,286.51 million ordinary shares at Baht 1 each, or a total of Baht 3,286.51 million.

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62.00 million ordinary shares. As at June 30, 2007, the employees exercised the warrants to purchase 26.51 million shares. Therefore, there are outstanding balances of reserved shares 35.49 million shares. The details as follows:-

Date of warrants issued	Exercised price (Baht per share)	Exercised right (warrant per ordinary share)	The number of allotted shared (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.73	0.27
August 1, 2003	23.4	1:5	7.18	2.82
August 1, 2004	36.6	1:5	6.56	7.44
August 1, 2005	55.6	1:5	3.04	10.96
August 1, 2006	91.2	1:5	-	14.00
	Total		26.51	35.49

14. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the periods of six months ended June 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Realized gain (loss) on foreign exchange	(98.14)	(658.98)	159.34	(17.17)
Unrealized gain on foreign exchange	775.39	1,507.01	376.51	592.09
Total	677.25	848.03	535.85	574.92

15. Petroleum royalties and remuneration

Petroleum royalties and remuneration for the periods of six months ended June 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum royalties	5,177.23	5,487.71	2,830.03	2,920.10
Special remuneration benefits	496.50	1,235.10	-	-
Total	5,673.73	6,722.81	2,830.03	2,920.10

16. Earnings per share

Basic earnings per share for the periods of six months ended June 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Net income attributable to Shareholders (Million Baht)	13,929.20	15,116.16	8,945.02	10,125.74
Weighted average number of outside ordinary shares in issue (Million Shares)	3,286.31	3,274.93	3,286.31	3,274.93
Basic earnings per share (Baht)	4.24	4.62	2.72	3.09

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the period) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net income.

Diluted earnings per share for the periods of six months ended June 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Net income attributable to shareholders (Million Baht)	13,929.20	15,116.16	8,945.02	10,125.74
Net income used to determine diluted earnings per share (Million Baht)	13,929.20	15,116.16	8,945.02	10,125.74
Weighted average number of outside ordinary shares in issue (Million Shares)	3,286.31	3,274.93	3,286.31	3,274.93
Adjustments for share options (Million Shares)	9.88	14.16	9.88	14.16
Weighted average number of outside ordinary shares for diluted earnings per share (Million Shares)	3,296.19	3,289.09	3,296.19	3,289.09
Diluted earnings per share (Baht)	4.23	4.60	2.71	3.08

17. Segment information

Primary reporting - business segments

	Consolidation for the period of six months ended June 30, 2007						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	5,269.68	555.37	121.03	1,632.32			7,578.40
- Related party	30,475.28	4,479.08	502.34	1,608.66		(1,608.66)	35,456.70
Total Revenues	**35,744.96**	**5,034.45**	**623.37**	**3,240.98**	-	**(1,608.66)**	**43,035.10**
Operating expenses	2,746.13	1,910.20	105.91	71.40		(1,675.81)	3,157.83
Administrative expenses	1,045.12	239.39	141.43	17.70			1,443.64
Exploration expenses							
- Dry hole	51.64	477.68	(17.40)				511.92
- Geological and geophysical	65.81	168.30	192.50				426.61
Depreciation, depletion and amortization	6,767.84	326.94	170.65	120.86			7,386.29
Royalties and remuneration	5,020.34	653.39					5,673.73
(Gain) loss on foreign exchange	(448.37)	8.36					(440.01)
Share of loss from associates					15.57		15.57
Total Expenses	**15,248.51**	**3,784.26**	**593.09**	**209.96**	**15.57**	**(1,675.81)**	**18,175.58**
Segment result	**20,496.45**	**1,250.19**	**30.28**	**3,031.02**	**(15.57)**	**67.15**	**24,859.52**
Depreciation - general							(146.85)
Administrative expenses - general							(195.46)
Operating profit							**24,517.21**
Other income, net							76.21
Finance costs - Interest income							442.60
- Interest expenses							(397.87)
Gain on foreign exchange							237.23
Director's remuneration							(5.86)
Profit before tax							**24,869.52**
Tax - Project	(9,170.63)	(607.05)		(860.22)			(10,637.90)
- Group							(302.42)
Net Income	**11,325.82**	**643.14**	**30.28**	**2,170.80**			**13,929.20**
Assets							
Segment assets	103,890.63	21,274.14	7,545.54	5,554.98	725.99		138,991.28
Investments under equity method					403.13		403.13
Unallocated assets							34,210.04
Consolidated total assets							**173,604.45**
Liabilities							
Segment liabilities	43,096.82	5,400.23	854.80	1,831.67	11.81		51,195.33
Unallocated liabilities							25,192.25
Consolidated total liabilities							**76,387.58**
Capitalization Expenditures	**11,277.08**	**4,344.27**	**800.36**	**(308.94)**	**55.22**		**16,167.99**

	Consolidation for the period of six months ended June 30, 2006						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	7,338.61	702.10		1,305.14			9,345.85
- Related party	31,023.23	4,499.82		1,686.09		(1,686.09)	35,523.05
Total Revenues	**38,361.84**	**5,201.92**	-	**2,991.23**	-	**(1,686.09)**	**44,868.90**
Operating expenses	3,198.24	1,956.68		65.00		(1,862.28)	3,357.64
Administrative expenses	773.00	196.86	74.88	9.73			1,054.47
Exploration expenses							
- Dry hole	36.54	(6.12)	4.86				35.28
- Geological and geophysical	458.25	417.67	80.69				956.61
Depreciation, depletion and amortization	6,709.88	293.33	4.42	116.16			7,123.79
Royalties and remuneration	6,122.20	600.61					6,722.81
(Gain) loss on foreign exchange	(555.13)	44.30					(510.83)
Share of loss from associates					1.22		1.22
Total Expenses	**16,742.98**	**3,503.33**	**164.85**	**190.89**	**1.22**	**(1,862.28)**	**18,740.99**
Segment result	**21,618.86**	**1,698.59**	**(164.85)**	**2,800.34**	**(1.22)**	**176.19**	**26,127.91**
Depreciation - general							(139.12)
Administrative expenses - general							(376.86)
Operating profit							**25,611.93**
Other income, net							130.28
Finance costs - Interest income							533.79
- Interest expenses							(636.60)
Gain on foreign exchange							337.19
Director's remuneration							(5.46)
Profit before tax							**25,971.13**
Tax - Project	(9,766.39)	(560.47)		(812.63)			(11,139.49)
- Group							284.52
Net Income	**11,852.47**	**1,138.12**	**(164.85)**	**1,987.71**			**15,116.16**
Assets							
Segment assets	84,186.89	16,281.19	4,349.03	6,736.21	931.85		112,485.17
Investments under equity method					426.65		426.65
Unallocated assets							33,358.78
Consolidated total assets							**146,270.60**
Liabilities							
Segment liabilities	39,647.82	5,369.58	103.81	2,446.62	153.79		47,721.62
Unallocated liabilities							17,410.40
Consolidated total liabilities							**65,132.02**
Capitalization Expenditures	**13,839.95**	**1,511.80**	**726.63**	**(574.83)**	**329.10**		**15,832.65**

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in Southeast Asia, Middle East and North Africa. As of balance sheet date, the Group had 12 projects under production phase and 23 projects in development and exploration phases.
- Overseas pipeline segment, the Group has investments with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest i.e. Yadana and Yetagun projects.
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's 2 business segments are managed on a worldwide basis. They operate in 3 main geographical areas:

	Consolidation for the period of six months ended June 30, 2007			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	5,269.68	2,187.69	121.03	7,578.40
- Related party	30,475.28	4,479.08	502.34	35,456.70
Segment assets	104,616.62	26,829.12	7,545.54	138,991.28
Investments under equity method	403.13	-	-	403.13
Capitalization expenditures	11,332.30	4,035.33	800.36	16,167.99
Consolidated total assets	139,229.79	26,829.12	7,545.54	173,604.45

	Consolidation for the period of six months ended June 30, 2006			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	7,338.61	2,007.24	-	9,345.85
- Related party	31,023.23	4,499.82	-	35,523.05
Segment assets	85,118.74	23,017.40	4,349.03	112,485.17
Investments under equity method	426.65	-	-	426.65
Capitalization expenditures	14,169.05	936.97	726.63	15,832.65
Consolidated total assets	118,904.17	23,017.40	4,349.03	146,270.60

18. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at June 30, 2007	
	Carrying amount	Fair value
Yen 23 billion of unsecured and unsubordinated bond	6,495.50	6,597.13
Cross currency interest and principal swaps for Yen 23 billion bond	6,700.52	7,019.73
Baht 2,500 million of unsecured and unsubordinated bond	2,500.00	2,452.91
Interest rate swap for Baht 2,500 million bond	232.27	289.83
Baht 3,500 million of unsecured and unsubordinated bond	3,500.00	3,652.63
Baht 12,500 million of unsecured and unsubordinated bond		
- Tranche 1, Baht 6,000 million	6,000.00	6,001.11
- Tranche 2, Baht 3,500 million	3,500.00	3,506.03
- Tranche 3, Baht 3,000 million	3,000.00	3,010.35
USD 110 million of Buy Forward contract	3,813.47	3,814.27

19. Dividend Paid

On March 28, 2007, the annual general meeting of the shareholders approved payment of a dividend for the year 2006 of Baht 3.21 per share. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2006 at the rate of Baht 1.71 per share on August 28, 2006 and paid the dividend for the second-half-year operations of 2006 at the rate of Baht 1.50 per share on April 11, 2007.

20. Commitment and Contingent Liabilities

As at June 30, 2007, the Company had contingent liabilities which are letters of guarantee amounting to Baht 43.39 million in the Company's financial statements of and Baht 179.15 million in the consolidated financial statements.

On January 23, 2004, the Company signed the Gas Sales Agreement for Arthit project with PTT. Following the gas sales condition, the Company has commitment to pay to PTT approximately USD 32 million.

On January 28, 2005, the Board of Directors of the Company approved a loan to Energy Complex Company Limited (EnCo) based on shareholding ratio of 50%, in the amount of Baht 800 million, being a part of the total loan amount Baht 1,600 million. As at June 30, 2007, the Company has loans to EnCo amounting to Baht 240 million.

21. Significant Events During the Period

On January 16, 2007, PTTEPO was granted approval from the Cabinet to be the operator in the concession block A4/48, A5/48 and A6/48 with 100% interest.

On May 4, 2007, PTTEPI was granted approval from Thai Government to increase its participating interest in Block G4/43 from 15% to 21.375%

22. Events after Balance Sheet Date

In July 2007, PTTEPO entered into Zero Cost Collar derivatives for Oil price hedging for the Group's petroleum products. The derivatives refer to Dubai Oil price as underlying crude and have details as follows:

Period	Volume (million Barrel)	Floor Price (USD per Barrel)	Ceiling Price (USD per Barrel)
August – December 2007	2.25 (0.45 million Barrel per month)	63.00	75.60
August – December 2007	1.00 (0.20 million Barrel per month)*	63.50	78.00
August – December 2007	1.00 (0.20 million Barrel per month)	63.10	79.00

* This agreement is entered with PTT Public Company Limited by bidding process with price reference to the market.

On July 11, 2007, PTTEPO was granted the right for petroleum exploration and production in 6 petroleum blocks located in offshore, the south of New Zealand's South Island with 36% participating interest.

The Audit Committee will authorize for issue of the financial statements on July 27, 2007.

2. Management Discussion and Analysis of Operating Results for the Second Quarter of 2007

2.1 PTTEP Performance

The Fiscal Policy Office (FPO), Ministry of Finance, forecasted that Thailand's economy in 2007 is expected to grow at 4.0 percent, a deceleration from the 5.0 percent in 2006, owing to slowdowns in private consumption and investment. This decline results from the decrease in consumers' and investors' confidence stemming from unstable political situations, violence in Thailand's southern provinces, volatile energy prices, and the recent hike in Thailand's real interest rates. However, exports of goods & services and public consumption & investment are still expected to expand at a satisfactory pace. It is believed that these two major factors will help to stimulate the Thai economy to grow at the upper range of the projection.

Notable business activities at PTTEP and its subsidiaries in the second quarter of 2007 are summarized below.

Regarding petroleum sales, PTTEP's average sales volume for the first half of 2007 was 175,197 barrels of oil equivalent per day (BOED), lower than the sales target of 187,713 BOED for 2007. The reasons for the deviation from the sales target were due to technical problems in the production wells of Oman 44, Nang Nuan, and B8/32 & 9A Projects. In addition, the acceleration of condensate production from Bongkot Project in the last quarter of 2006 has resulted in lower reserves and lower-than-target production for this year. However, PTTEP is confident that the Company can make up production from its producing assets for the latter half of the year e.g. additional production wells, enhanced recovery techniques, etc. to meet the sales target of 2007.

For the second quarter of 2007, PTTEP and its subsidiaries were successful in discovering petroleum in Myanmar's M9 Block as determined in appraisal well results during the second quarter of 2007:

1) Appraisal well Zawtika-3 encountered eight zones of natural gas bearing formations with a total thickness of 65 meters. Flow rate testing (Tubing Stem Test-TST) was conducted on one selected zone, indicating a maximum natural gas flow rate of approximately 26.68 million standard cubic feet per day (MMSCFD).

2) Appraisal well Zawtika-4 encountered eleven zones of natural gas bearing formations with a total thickness of 161 meters. Flow rate testing (TST) was conducted on two zones, indicating a combined flow rate of 71.1 MMSCFD.

3) Appraisal well Kakonna-2 encountered eight zones of natural gas bearing formations with a total thickness of 47 meters. Flow rate testing (TST) was conducted on two zones, indicating a combined flow rate of 53.83 MMSCFD.

The successful results of the appraisal wells drilled in Quarter 2 of 2007, including Zawtika-3, Zawtika-4, and Kakonna-2, affirm the commercial potential of natural gas in the Zawtika and Kakonna areas. PTTEP will prepare a development plan and proceed to drill 2 appraisal wells (Zawtika-5 and Zawtika-6) by the end of July 2007.

2.2 Results of Operations

On May 2, 2007, PTTEP entered into the Cross Currency Interest Rate Swap agreement (CRS) to swap the existing USD 60.83 million Debentures[1] at the

[1] The USD 60.83 million Debentures were swapped from the 2,500 million Baht Debentures (due in Year 2018) with the interest rate of 4.625% per annum as per the CRS agreement in 2005

-2-/fixed interest rate....

fixed interest rate of 3.85% per annum to Baht 2,500 million at the fixed interest rate of 3.30% per annum (due in Year 2018). In addition, PTTEP also received Baht 384 million from FX gain due to the appreciation of Baht against USD from 41.10 Baht per USD in 2005 to 34.79 Baht per USD when the transaction was executed.

On June 15, 2007 PTTEP issued and offered the 12,500 million Baht Debentures to both retail investors and institutional investors. The issuance comprised 3 tranches: 3 years in the amount of Baht 6,000 million, 5 years in the amount of Baht 3,500 million, and 15 years (with a call option in Year 2010) in the amount of Baht 3,000 million. The interest rates of the said debentures are 3.60%, 3.91% and 5.13% per annum respectively. The Underwriters for this issuance were Bangkok Bank Plc., Kasikornbank Plc., Siam Commercial Bank Plc., and Barclays Capital Securities (Thailand) Ltd. The debentures are rated at AAA by TRIS Rating which is the highest rating. (The Board of Directors and the General Shareholders' meeting in the year 2007 approved the Company's issuing and offering of debentures in the amount of up to Baht 50,000 million)

On May 11, 2007 the Company registered the change in its registered paid-up capital from Baht 3,286.352 million to Baht 3,286.509 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 157,000 shares at the par value of Baht 1 per share resulting in a total of 157,000 Baht. As of June 30, 2007 the outstanding number of warrants was 7.098 million units (1 unit of warrant = 5 units of common shares)

2.2.1 **Results of Operations - Quarterly Comparison**

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	1st Quarter 2007	2nd Quarter 2007	2nd Quarter 2006
Income from continuing operations			
Exploration and production	5,828	6,171	6,385
Pipelines	1,086	1,085	1,064
Others	(143)	(98)	(172)
Total net income	**6,771**	**7,158**	**7,277**
Diluted earnings per share – from continuing operations	2.06	2.17	2.21
Total Revenues - from Current Operational Results	21,270	22,961	23,688

-3-/Second Quarter...

Second Quarter of 2007 compared with Second Quarter of 2006

For the results of operations in the second quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,158 million or Baht 2.17 per share-diluted, a decrease of Baht 119 million or 2% from the same period last year, in which the net profit was Baht 7,277 million or Baht 2.21 per share-diluted.

For this quarter, the total revenue was Baht 22,961 million, a decrease of Baht 727 million or 3% from the same period last year (Baht 23,688 million). The decrease was mainly due to the lower petroleum sales of Baht 872 million or 4%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate which decreased to Baht 34.82 per USD against the same period last year at Baht 38.37 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency rose to USD 38.17 per barrel of oil equivalent (BOE) against the same period last year (USD 37.61 per BOE), and (2) the higher sales volume in this quarter to 179,180 barrels of oil equivalent per day (BOED) compared with the same period last year of 171,662 BOED. The increased sales volume mainly came from the natural gas sales volume from the Oman 44 and Phu Horm projects, the condensate sales volume from the Pailin and Oman 44 projects and the crude sales volume from the S1 project. However, the crude sales volume from the B8/32&9A and Nang Nuan projects decreased in this quarter when compared with the same period last year.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 10,063 million, a decrease of Baht 471 million or 4% from the same period last year (Baht 10,534 million). This decrease was the net effect of

(1) Decreased operating expenses, mainly due to revised lower service cost as per service agreement from the Nang Nuan project.

(2) Lower depreciation and amortization expenses, mainly from the depreciation of the B8/32 & 9A project as a result of a decrease in production volume. However, the higher depreciation from the S1, Oman 44 and Phu Horm projects resulted from an increase in production volume and additional completed oil and gas properties.

(3) Higher general administrative expenses mainly came from the B8/32 & 9A, Algeria 433a&416b, Phu Horm and Oman 44 projects as a result of an increase in operation activities.

(4) Increased exploration expenses, mainly due to the write-off of 2 dry wells from the Vietnam 16-1 (TGC-1X) and S1 (TYI-A01 (AA)) projects in this quarter.

(5) Lower petroleum royalties and remuneration as a result of lower sales revenue and the cost of Special Remuneratory Benefits.

-4-/ Second Quarter of 2007....

Second Quarter of 2007 compared with First Quarter of 2007

For the results of operations in the second quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,158 million or Baht 2.17 per share-diluted, an increase of Baht 387 million or 6% from the previous quarter's net profit of Baht 6,771 million, or Baht 2.06 per share-diluted.

For this quarter, the total revenue was Baht 22,961 million, an increase of Baht 1,691 million or 8% from the previous quarter (Baht 21,270 million). This increase was mainly due to higher petroleum sales of Baht 1,941 million, resulting from (1) sales volume increased in this quarter to 179,180 BOED against the previous quarter (171,170 BOED), resulting from the higher natural gas sales volume from the Yadana project, the higher natural gas and condensate sales volume from the Oman 44 and Pailin projects and crude sales volume from the Nang Nuan project; and (2) the increased average petroleum sales price in this quarter rose to USD 38.17 per BOE when compared with the previous quarter at USD 35.43 per BOE.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 10,063 million, an increase of Baht 1,162 million or 13% from the previous quarter (Baht 8,901 million). This increase was mainly from

(1) Increased operating expenses, mainly from the recognized operating cost of good sold in this quarter from the Nang Nuan project.

(2) Higher exploration expenses, mainly due to the write-off of 2 dry wells from the Vietnam 16-1 (TCG-1X) and S1 (TYI-A01 (AA)) projects in this quarter.

(3) Rising depreciation and amortization expenses, mainly from the depreciation of the B8/32&9A, Pailin, S1 and Oman 44 projects as a result of additional completed oil and gas properties.

(4) Increased petroleum royalties and remuneration mainly due to higher sales revenue.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 100 million due to increased taxable profit.

2.2.2 Results of Operations – The First Half Year Comparison

Earning summary (Unit : Millions of Baht excepting Baht per share amounts)	1st Half Year 2007	1st Half Year 2006
Income from continuing operations		
Exploration and production	11,999	12,826
Pipelines	2,171	1,988
Others	(241)	302
Total net income	**13,929**	**15,116**
Diluted earnings per share – from continuing operations	4.23	4.60
Total Revenues - from Current Operational Results	44,231	46,381

-5-/ The results of ....

The results of operations for the first half year of 2007, PTTEP and its subsidiaries' net profit was Baht 13,929 million or Baht 4.23 per share-diluted, a decrease of Baht 1,187 million or 8% when compared with the first half of 2006's net profit of Baht 15,116 million or Baht 4.60 per share-diluted. Return on shareholder's equity for the first half year of 2007 was 30%.

For the first half of 2007, total revenues of PTTEP and its subsidiaries amounted to Baht 44,231 million, a decrease of Baht 2,150 million or 5% when compared with the first half of 2006 (Baht 46,381). This decrease was mainly due to lower sales of petroleum of Baht 2,161 million or 5%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate for the first half of 2007 which decreased to Baht 35.44 per USD against the first half of 2006 at Baht 39.01 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency for the first half of 2007 rose to USD 36.84 per barrel of oil equivalent (BOE) against the first half of 2006 (USD 35.95 per BOE), and (2) the higher sales volume for the first half of 2007 rose to 175,197 barrels of oil equivalent per day (BOED) compared with the first half of 2006 of 171,585 BOED. The increased sales volume mainly came from the natural gas and condensate sales volume from the Oman 44 and Phu Horm projects and the natural gas from the Yadana project. However, there was a lower crude sales volume from the B8/32&9A project for the first half of 2007 was lower when compared with the first half of 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC).

PTTEP and its subsidiaries incurred expenses for the first half of 2007 amounting to Baht 18,964 million, a decrease of Baht 809 million or 4% when compared with Baht 19,773 million for the first half of 2006. This decrease was the result of

(1) Decreased operating expenses, mainly due to revised lower service cost as per service agreement from the Nang Nuan project.

(2) Lower petroleum royalties and remuneration mainly due to lower sales revenue and the cost of Special Remuneratory Benefits.

(3) Increased general administrative expenses, mainly from the B8/32&9A, Algeria 433a&416b, Oman 44 and Phu Horm projects as a result of an increase in operation activities.

(4) Higher depreciation and amortization expenses, mainly from the depreciation of the S1, Oman 44 and Phu Horm projects as a result of higher production volume and additional completed oil and gas properties.

2.3 Financial position

As of June 30, 2007, PTTEP and its subsidiaries had total assets of Baht 173,604 million, or Baht 15,791 million (10%) higher than at the end of 2006. This increase was mainly due to (1) higher cash and cash equivalents amounting to Baht 5,717 million as a result of unsecured unsubordinated bond issuance of Baht 16,000 million

-6-/ (2) an increase in oil....

(2) an increase in oil and gas properties of Baht 8,186 million, mainly resulting from the higher investment in the Arthit, MTJDA and Myanmar M7&M9 projects and (3) a long term loan to Energy Complex Co., Ltd. of Baht 240 million.

Most of the current assets as of June 30, 2007 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment in Associated Undertakings.

PTTEP and its subsidiaries had total liabilities of Baht 76,387 million, which were higher than at the end of 2006 by Baht 7,099 million, mainly resulting from the bond issuance as mentioned above. However, income tax payable decreased due to the income tax payment in May 2007.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of June 30, 2007, the total number of shares exercised was 26.51 million shares and the outstanding number of warrants was 7.01 million units.

As of June 30, 2007, PTTEP and its subsidiaries had a net cash flow from operations of Baht 11,081 million.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 16,713 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, MTJDA and Myanmar M7&M9 projects, and (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 240 million.

PTTEP and its subsidiaries had a net cash flow from financing activities of Baht 11,457 million mainly due to (1) cash received from unsecured unsubordinated bond issuance of Baht 16,000 million (2) cross currency swap transaction from USD currency to Baht currency amounting to Baht 384 million (3) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 19 million and (4) dividend payment to shareholder for the second half of 2006, Baht 1.50 per share, amounting to Baht 4,929 million.

As of June 30, 2007, PTTEP and its subsidiaries had cash and cash equivalents of Baht 24,238 million, an increase of Baht 5,717 million from the end of 2006.

In July 2007, PTTEP Offshore Investment Company Limited which is a subsidiary of PTTEP entered into Zero Cost Collar derivatives for Oil price hedging during August – December 2007 for the Group's petroleum products of 4.25 million Barrel (0.85 million Barrel per month). The derivative had a floor price of USD 63 per Barrel and a ceiling price of USD 79 per Barrel using Dubai Oil as underlying crude.

-7-/ 2.4 Impacts on Operational Results....

2.4 Impacts on Operational Results

Key factors that influence PTTEP business performance are still the oil price and the exchange rate. Regarding the oil price, it has been increasing steadily since the beginning of 2007 from approximately 54 USD per barrel in January to 72 USD per barrel on average in June 2007. The high oil price situation has created an opportunity for PTTEP to minimize oil price volatility risk via oil price hedging tools and ensure revenue to be generated as planned. PTTEP, therefore, has executed the oil price hedging program with the clear objective to manage risk of the volatile oil price and not to focus on profitability. Regarding the exchange rate factor, the Thai baht, which has now strengthened to approximately 34 Baht per US Dollar, has been perceived as a reason for lower profits. To respond to this concern, PTTEP has closely monitored the situation and evaluated the impact of a strong Thai Baht. The Company has found that the impact of strong Thai Baht on business performance is limited since the majority of Company revenues and expenditures are US Dollars based.

In addition to the oil price and exchange rate, the impact of investment decisions is another key factor that has a major impact on business performance, particularly because the E&P business normally invests a lot in future projects. Currently, PTTEP is engaged in 35 projects with a total 5-year expenditure of 284,710 Baht. Thus, to ensure a proper mix of investment to generate optimum value for shareholders, PTTEP has set up a team to analyze and manage its portfolio and submit recommendations on investment strategy, which includes an optimum mix/allocation of investment and participating interests in each project with objectives to generate highest value and to ensure sustainable growth.

US SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 250 /2007

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

July 27, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Payment of Interim Dividend for Year 2007

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 8/2550/266 on July 27, 2007, passed a resolution for the payment of an interim dividend from petroleum income to the shareholders, for the half year operations from January 1, 2007 to June 30, 2007 at the rate of Baht 1.61 per share. The date for closing of the Company's share register for the right to receive the dividend will be August 17, 2007 at 12.00 p.m. The dividend payment date will be August 27, 2007.

Yours sincerely,

Maroot Mrigadat

President

END